Press Release	September 14, 2026

Largo Provides Financial, Operational and Commercial Updates

All amounts expressed are in U.S. dollars, denoted by "$".

Key Highlights:

  Executed a definitive debt-restructuring agreement with Caixa Econômica Federal.

  Extended Company's US$6.0 million promissory note with ARG International AG ("ARG") to February 2028.

  Implementing additional cost and working-capital initiatives aimed at lowering inventories and improving operating efficiency.

  Increasing focus on higher-margin vanadium products, with high-purity vanadium products expected to represent a greater proportion of the Company's sales mix in 2027.

  First shipment under the Largo's U.S. Defense Logistics Agency contract is scheduled to arrive at a U.S. port in late September 2026, marking an important step in establishing Largo as a supplier to the U.S. defense critical-materials supply chain.

  Launched a new source of cash generation through copper- platinum group metals ("PGMs") concentrate, with initial sales to two trading companies and a European smelter expected to generate approximately US$4.7 million in cash proceeds during September 2026.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today provided an update on its financial debt restructuring, operational improvement initiatives and recent commercial developments.

Financial Update and Debt-Restructuring Progress

Largo executed a definitive debt-restructuring agreement with Caixa Econômica Federal on September 11, 2026. The agreement forms part of Company's broader debt-restructuring process with its Brazilian banks lenders and is consistent with the binding term sheet previously disclosed by Largo on August 20, 2026.  Similar definitive agreements are expected to be executed with the remaining banks in the near term with definitive security and intercreditor documentation.

The Company has also extended the maturity of its US$6.0 million promissory note with ARG from February 2027 to February 2028. The extension maintains the terms previously announced by the Company on August 11, 2025, subject to an extension fee equal to 1% of the principal amount.

In addition, Largo is evaluating potential prepayment arrangements associated with its new copper-PGM concentrate production, selected higher-margin vanadium sales, and sales to electrolyte manufacturers serving the vanadium redox flow battery market. These initiatives are intended to improve working capital efficiency and provide additional sources of near-term liquidity.

Operational Update: Additional Cost and Working-Capital Initiatives

Largo's management is renegotiating key supplier and contractor agreements and implementing additional cost-reduction measures to mitigate elevated input costs, including diesel and sulfuric acid.

The Company is also taking steps to reduce accumulated inventories by temporarily lowering mining rates and processing previously mined stockpiles. As part of this initiative, Largo is renegotiating its mining contracts to align service levels and logistics costs with the adjusted mining plan.

As a result of these measures, the Company currently expects 2026 vanadium production to be toward the lower end of its previously announced guidance range. Largo continues to maintain its 2026 production guidance for copper-PGM concentrate.

Commercial Update: Higher-Margin Vanadium Sales and New Copper-PGM Revenue

Largo's annual contracting season is underway. The Company currently expects high-purity vanadium products to represent a greater proportion of its sales mix in 2027 compared with 2026. Contract negotiations for 2026 were affected by the significant tariffs imposed on Brazilian exports during the second half of 2025.

The first shipment under the Company's U.S. Defense Logistics Agency contract is scheduled to arrive at a U.S. port in late September 2026. This shipment represents an important milestone in Largo's participation in the U.S. defense critical-materials supply chain and provides a new commercial channel for the Company's vanadium products.

Largo has also executed its first sales of copper-PGM concentrate with two trading companies and a European smelter. These initial sales are expected to generate approximately US$4.7 million in cash proceeds during September 2026, providing an additional source of cash generation and establishing revenue stream from a by-product of the Company's vanadium operations.

Mr Jim Bannantine will now lead Largo's Commercial Department levering on experience as former contracting officer for the U.S. Army Corps of Engineers and given the importance to Largo of its 5-year supply contract for high purity vanadium pentoxide to the U.S. Defense Logistic Agency as well as Jim's experience in the copper and gold industries. Mr. Francesco D'Alessio is leaving Largo to take a CEO role; we thank Francesco for his work at Largo and wish him success in his new role.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern; the anticipated benefits of the Company's debt-restructuring, cost-reduction, inventory-management, operating efficiency and working-capital initiatives and its expectations related thereto; the Company's ability to service its indebtedness and meet its financial obligations as they become due; the Company's ability to maintain sufficient liquidity and generate sufficient cash flows from operations; the Company's ability to enter into customer prepayment arrangements on acceptable terms; the expected impact of supplier and contractor renegotiations and other cost-reduction measures; the Company's ability to execute its production, inventory and commercial plans; expected 2026 vanadium and copper-PGM concentrate production; 2026 production guidance; the anticipated sales mix for 2027; customer demand and sales volumes; the timing and quantity of deliveries under the U.S. Defense Logistics Agency delivery order, including the expected timing of the first shipment; the Company's ability to fulfill contractual requirements and meet applicable technical and quality specifications; the Company's ability to commercialize copper-PGM concentrate; and the expected timing and amount of cash proceeds from copper-PGM concentrate sales.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving prices of, V₂O₅ and other vanadium products; that existing U.S. tariffs, exemptions and tariff classifications applicable to the Company's vanadium products will not change in a manner materially adverse to the Company; the continued validity and effectiveness of applicable regulatory approvals relating to copper-PGM concentrate production; the suitability of existing mineral feed and processing infrastructure for copper-PGM concentrate production; achievement of expected recoveries and product specifications; that customers and other counterparties will perform their obligations under applicable sales arrangements; that the Company will be able to process previously mined stockpiles as planned; that supplier and contractor negotiations, debt restructuring and other cost-reduction initiatives will achieve the expected benefits; that the Company will not experience any material accident, labour dispute, failure of plant or equipment or other material disruption at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to make required principal and interest payments and meet its other financial obligations as they become due; the Company's ability to fund operations; the availability and cost of equipment, services and operating supplies, including diesel and sulfuric acid; the reliability of production; the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company will be able to enter into agreements for the sale of vanadium and copper-PGM concentrate on acceptable terms; uncertainty regarding future sales volumes and customer demand; and the ability of management to execute the Company's strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.